Filed by Livongo Health, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.
Commission File No.: 333-248568

On September 9, 2020, the following email was sent to employees of Livongo Health, Inc.

Team,

The industry is getting more excited as we move closer to finalizing the merger of Livongo and Teladoc Health. With each day, we are accelerating how we will deliver health and care on an international stage and empower millions of people with chronic conditions with access to a vast portfolio of health products and services. Together, Livongo and Teladoc Health will be the global leader in digital health and Applied Health Signals.

As we continue on the journey to combine our two companies, we know there are questions from you on how we will partner, what the blended organization will look like, and where there are comparables across their culture and people practices.

First, on building our partnerships, we have recently signed a reseller agreement, similar to those we have signed in the past with other partners, that will allow our Sales teams to cross-sell our products while we continue to operate as two separate companies between now and the closing of the transaction. The Sales teams are already in training sessions so we can hit the market rapidly and take immediate advantage of untapped opportunities by broadening our reach across both existing and new clients.

The organization design conversations are underway and will continue over the next several weeks. Both teams continue to be committed to maintaining business continuity and service delivery to our Members throughout this process. We also know everyone is eager to engage with Teladoc but please remember there are legal restrictions on communications and coordination during pre-close and you should not set up meetings with Teladoc Health unless you are a member of the team working on the integration planning. The integration team will inform you when it is appropriate for you to begin discussions with your Teladoc Health counterparts. The merger is still expected to close by the end of Q4 2020, subject to regulatory evaluations, and Teladoc Health and Livongo shareholder approvals and other customary closing conditions.

On the culture of Teladoc Health, we would like to provide additional insight into their people philosophy and benefits. Below is a message from Michelle Bucaria, CHRO of Teladoc Health, which provides a high level look at Teladoc’s benefits, values, and culture.

And lastly, Jason Gorevic, CEO of Teladoc, would like to make available the complete portfolio of their products and services to every Livongan. Attached is your personal invitation to download the app for full access to Virtual Care.

As we continue work on officially closing the transaction, you will see a ramp-up of communications addressing a range of questions. During this journey, we ask each of you to stay focused on what is important and continue to take care of our Members, families, and each other.

With gratitude,

Zane and Jenny

Zane M. Burke

CEO

Livongo

m: 816.868.0900 e: zane@livongo.com

a: 150 W. Evelyn Ave., Suite 150, Mountain View, CA 94041

www.livongo.com

JENNIFER J. SCHNEIDER, MD, MS

President

Livongo

Nasdaq Listed: LVGO

m: 650.814.1764 e: jenny@livongo.com

a: 150 W. Evelyn Ave., Suite 150, Mountain View, CA 94041

www.livongo.com

Livongo Team,

As we all continue to process the news of our companies coming together, I would expect you to have questions about Teladoc Health and what this combination will mean for you personally. I thought I would address one of those likely questions which is: What is Teladoc Health’s culture and what is it like to work there?

For me one of the most exciting parts about the combination of Livongo and Teladoc Health is the commonality of mission and complementary cultures that motivate our clearly passionate, mission-driven teams. Ask any Teladoc Health colleague and you will immediately hear one common theme: to a person, we are all about the mission. Just as you are driven to transform health and care, Teladoc’s mission is to transform the way healthcare is delivered and experienced around the world to provide better access, outcomes and value.

To help you to understand what life is like at Teladoc Health, I wanted to share insights into our people and culture. Rather than trying to capture the spirit in an email, I would ask you take a moment to learn more about our culture here: Culture + Values Video

Our culture is rooted in our values – which serve as our guidepost, our true north so to speak. You will hear our leaders and our colleagues use the language of the values in their everyday speech.

We are passionate about taking care of people

We are committed to unsurpassed quality

We keep our promises

We lead with integrity, accountability, and transparency

We stand up for what’s right

We strive to create value

We respect each other and value succeeding together

Jason asks us to think about the one or two values that resonate the most to each of us. For me that’s passionate about taking care of people. That value clearly stems from our mission, but it doesn’t stop with our members. That passion extends to our own employees; whether that is our market aligned compensation programs or our robust benefits programs. We are focused on supporting our employees and their families, and that passion comes through in the following ways:

•

We all row in the same direction. The opportunity for our employees to share in the equity ownership of the company through our annual equity grants and our lucrative employee stock purchase plans creates an unwavering alignment to our corporate goals.

•

We care about well-being, both financial and health. Our generous 4% match to our 401k program is highly competitive, and we offer flexible PTO plans. We also have fun as team, through our active and somewhat competitive step challenges. In fact, to ensure all of you have the care you need, we have opened up access to all of the Teladoc Virtual Care products to all Livongo employees effective 9/9 (see attached directions). We hope you enjoy these complementary benefits as much as our Teladoc Health employees do.

•

We are market aligned. We benchmark our compensation and benefits programs to the local markets whether that is Silicon Valley or Barcelona. We regularly review and adjust our peer groups benchmarks as the company continues to evolve and grow.

•

Performance matters, both company and individual. Our compensation plans are structured such that if the company wins, we win, with significant upside. But we also know we bare the risk on the downside. Individuals are rewarded for exceeding their goals and performance is calibrated to recognize the outstanding contributors.

•	Fairness matters. Our benefits program offers a progressive cost structure where employees who make less money pay lower premiums, and those who make more pay more.

•

We adapt in times of strain. And we saw this full force during the pandemic where we expanded our mental health offering overseas and expanded our telehealth services to our employees’ parents and in laws to make sure they had the care they needed.

While our respective people teams certainly have a lot of work to do to bring together the best of both cultures and people programs, I hope that this overview provides a glimpse into just some of the reasons why I truly believe Teladoc Health is a special place, and why I think this combination with Livongo is going to be so incredible.

Michelle

Michelle Bucaria

Chief Human Resources Officer

Teladoc Health, Inc.

CONFIDENTIALITY NOTICE: This e-mail message, including any attachments, is for the sole use of the intended recipient(s) and may contain confidential and privileged information or otherwise be protected by law. Any unauthorized review, use, disclosure or distribution is prohibited. If you are not the intended recipient, please contact the sender by reply e-mail and destroy all copies of the original message.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health has filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.